February 20, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-33500

Dear Mr. Rosenberg:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2013 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). We note that the Comment Letter was received in response to the Company’s previous letter that was submitted to the Staff on January 22, 2013 in response to the Staff’s comment letter dated December 21, 2012 (the “Prior Response Letter”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in italicized type. Please note that the headings and numbering set forth below correspond to the headings and numbering contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business and Financial Overview, page 27

1.	We acknowledge your response and proposed disclosure to our comment 10. We note that your research and development expense for the years ended 2011, 2010 and 2009 was 9.7%, 22%, and 32%, respectively, of total operating expenses. You also disclose that you expect future research and development expenses to increase. We believe your proposed disclosure lacks context without the amounts incurred for the periods presented. In this regard, in order to provide more insight into how you manage your R&D function, please revise your proposed disclosure to disclose the composition of the total R&D expense shown in the financial statements for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization and may take the form, for example, of separate disclosure for each of your current three pathways (i.e. developing line extensions, generating additional clinical data for existing products and developing new product candidates).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as stated in the Prior Response Letter, the Company does not track total research and development costs separately for each of its development projects, nor does the Company track total research and development costs separately for each of its current three main categories of development projects. The Company further advises the Staff that while it tracks certain direct third-party costs on a project-by-project basis as way of monitoring external costs, such expenses represent only a portion of the total costs related to each project. Further, the Company does not accumulate internal research and development expenses, such as personnel costs and facility costs, on a specific project-by-project basis (or development category basis). The Company believes that disclosure of only the direct third-party costs that it tracks by each development program or category would not be meaningful to an investor’s investment decision with respect to the Company’s securities and could potentially be misleading. In this regard, the Company manages its research and development expenses based on its assessment of what development activities are important to the Company and have a reasonable probability of success, and by dynamically allocating and re-allocating resources accordingly.

Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland p 353.1.634.7800 f 353.1.634.7850	Jazz Pharmaceuticals plc. Registered in Ireland (company number 399192). Registered Office: Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland. Directors: Bruce C. Cozadd - Chairman (USA), Paul L. Berns (USA), Patrick G. Enright (USA), James C. Momtazee (USA), Seamus Mulligan, Kenneth W. O’Keefe (USA), Catherine A. Sohn (USA), Rick E Winningham (USA)

U.S. Securities and Exchange Commission

February 20, 2013

However, the Company does track its research and development expenses based on three main categories of expense: personnel costs; costs related to clinical study and other third-party outside services; and other costs. “Personnel” costs relate primarily to salaries, benefits and share-based compensation. “Clinical study and outside services” costs relate primarily to clinical studies performed by clinical research organizations, materials and supplies, and other third-party fees. “Other” costs primarily include overhead allocations consisting of various support and facilities-related costs.

In response to the Staff’s comment, the Company proposes to include revised disclosure under the subheading “—Research and Development Expenses” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s future periodic reports (commencing with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”)) describing in further detail the nature of the Company’s research and development expenses and providing a breakout of its research and development expenses by major categories of expense as described above. As set forth in the Prior Response Letter, the Company respectfully advises the Staff that if and when the Company engages in one or more major research and development projects (or groups of related projects), the Company may begin to track all or a significant portion of its research and development expenses related to such projects (or group of related projects), in which case, the Company intends to provide enhanced disclosure regarding the determinable components of its research and development expenses allocable to such projects. The proposed disclosure, which would replace the proposed disclosure on page 8 of the Prior Response Letter, would be in substantially the following form:

“Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, costs related to clinical studies and outside services, and other research and development costs. Personnel expenses relate primarily to salaries, benefits and share-based compensation. Clinical studies and outside services costs relate primarily to clinical studies performed by clinical research organizations, materials and supplies, and other third-party fees. Other research and development expenses primarily include overhead allocations consisting of various support and facilities-related costs. We do not track fully-burdened research and development expenses on a project-by-project basis. We manage our research and development expenses by identifying the research and development activities that we anticipate will be performed during a given period and then prioritizing efforts based on our assessment of what development activities are important to our business and have a reasonable probability of success, and by dynamically allocating resources accordingly. We also continually review our development pipeline projects and the status of their development and, as necessary, reallocate resources among our development pipeline projects that we believe will best support the future growth of our business.

U.S. Securities and Exchange Commission

February 20, 2013

The following table provides a breakout of our research and development expenses by major categories of expense (in thousands):

	Year Ended December 31,
	2012	2011	2010
Personnel expenses	$10,432	$10,581	$11,422
Clinical studies and outside services	8,566	2,145	12,320
Other	1,479	1,394	1,870

Total	$20,477	$14,120	$25,612

Research and development expenses increased by $6.4 million in 2012 compared to 2011 primarily due to increased clinical studies and outside services costs related to the generation of additional clinical data and the development of line extensions for existing products, and to a lesser extent, costs incurred to develop new product candidates that we acquired in the EUSA Acquisition and the Azur Merger. Personnel expenses and other research and development expenses in 2012 were consistent with prior year levels.

Research and development expenses decreased by $11.5 million in 2011 compared to 2010 primarily due to lower clinical studies and outside services costs, and to a lesser extent, a decrease in personnel and other expenses. The decrease in 2011 was primarily due to our decision to discontinue the development of JPZ-6, our then product candidate for the treatment of fibromyalgia, as well as our discontinuation of certain research activities related to two line extension projects for existing products.

A discussion of the risks and uncertainties with respect to our research and development activities, including completing the development of our product candidates, and the consequences to our business, financial position and growth prospects can be found in “Risk Factors” in Part I, Item 1A of this report.”

Consistent with the Company’s response in the Prior Response Letter, the Company will also, commencing with the 2012 Form 10-K, supplement its disclosures in the overview section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include disclosure in substantially the following form. The below disclosure is based on the Company’s research and development projects as of the date hereof and would be updated to reflect the status of such projects as of the date of the future applicable periodic or annual report.

“Our development pipeline projects currently include line extensions for existing products, the generation of additional clinical data for existing products, and clinical development of new product candidates. These projects include two clinical trials involving Erwinaze® (asparaginase Erwinia chrysanthemi): an ongoing pharmacokinetic clinical trial of the intravenous administration of Erwinaze in the United States and Canada; and a planned clinical trial including pharmacokinetic measures to evaluate the efficacy of Erwinaze in adolescents and young adults with ALL who are hypersensitive to E. coli-derived asparaginase, which is expected to begin in the second half of 2013. In addition, we are developing two product candidates, including a Phase I clinical trial in Europe of Asparec® (mPEG-r-crisantaspase), a pegylated recombinant Erwinia asparaginase for the treatment of patients with ALL with E. coli asparaginase hypersensitivity; and a Phase III clinical trial in Europe of Leukotac® (inolimomab), an anti-CD25 monoclonal antibody for the treatment of steroid-refractory acute graft vs. host disease. We expect that research and development expenses will be higher in 2013 compared to 2012 due to an expected increase in development activities and due to the inclusion of a full year of expense from the acquired Azur Pharma and EUSA Pharma businesses.”

The Company respectfully advises the Staff that it has removed the reference to a New Drug Application (“NDA”) seeking approval of VersaclozTM (clozapine, USP) oral suspension for treatment-resistant schizophrenia from the description of its development pipeline projects, as such description appeared in the Prior Response Letter, because that referenced NDA was approved since the time of the Prior Response Letter.

U.S. Securities and Exchange Commission

February 20, 2013

Notes to Consolidated Financial Statements

Stock Based Compensation, page F-22

2.

We acknowledge your response to our comment 3. Please provide us proposed disclosure to be included in future periodic reports that discloses your change in how you estimate expected volatility consistent with your response. Otherwise, please tell us where you made similar disclosure in your interim periodic reports.

In response to the Staff’s comment, the Company proposes to revise the share-based compensation footnote in its filings, commencing with the 2012 Form 10-K, to include additional disclosure that explains the change in the Company’s approach to estimating expected volatility for share option grants in substantially the following form:

“Prior to 2012, we used a blend of the historical volatility and implied volatility of our ordinary shares, as well as the historical volatility of a peer group, to determine expected volatility for share option grants, and we used the implied volatility of our ordinary shares for grants under our ESPP. We included consideration of the historical volatility of a peer group to estimate expected volatility for share option grants since the trading history of our ordinary shares was less than the expected term of the share options. Beginning in the year ended December 31, 2012, we rely only on a blend of the historical and implied volatilities of our own ordinary shares to determine expected volatility for share option grants because our trading history now exceeds the expected term of the share options. In addition, we use a single volatility estimate for each share option grant. The weighted average volatility is determined by calculating the weighted average of volatilities for all share options granted in a given year.”

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson
Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Kathryn E. Falberg, Executive Vice President and Chief Financial Officer

Suzanne Sawochka Hooper, Executive Vice President and General Counsel

Sean O’Keefe, KPMG

Chadwick Mills, Cooley LLP